UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

April 26, 2006

THERMO ELECTRON CORPORATION
(Exact name of Registrant as specified in its Charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

81 Wyman Street, P.O. Box 9046 Waltham, Massachusetts	
(Address of principal executive offices)	02454-9046 (Zip Code)

(781) 622-1000
(Registrant's telephone number
including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Risk Factors" in the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2005. These include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers' capital spending policies and government funding policies; realization of potential future savings from new productivity initiatives; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; exposure to product liability claims in excess of insurance coverage; implementation of our branding strategy; identification, completion and integration of new acquisitions and potential impairment of goodwill from previous acquisitions; retention of contingent liabilities from businesses we sold; and the effect of exchange rate fluctuations on international operations. While the Registrant may elect to update forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, and, therefore, these forward-looking statements should not be relied upon as representing the Registrant's views as of any date subsequent to the date of this Current Report on Form 8-K.

Item 2.02 Results of Operations and Financial Condition.

On April 26, 2006, the Registrant announced its financial results for the fiscal quarter ended March 31, 2006. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Form 8-K and incorporated herein by reference.

The information contained in this Form 8-K (including Exhibit 99.1) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits

The following Exhibit relating to Item 2.02 shall be deemed "furnished", and not "filed":

99.1   Press Release dated April 26, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 26th day of April, 2006.

THERMO ELECTRON CORPORATION

By: /s/ Peter E. Hornstra
Peter E. Hornstra
Corporate Controller and Chief Accounting Officer

Thermo
ELECTRON CORPORATION

News

FOR IMMEDIATE RELEASE

Media Contact Information:
Lori Gorski
Phone: 781-622-1242
E-mail: lori.gorski@thermo.com
Website: www.thermo.com

Investor Contact Information:
Kenneth J. Apicerno
Phone: 781-622-1111
E-mail: ken.apicerno@thermo.com

Thermo Electron Reports Continued Strong Growth in Revenues and Operating Income in First Quarter 2006

Raises Financial Guidance for the Year

WALTHAM, Mass., April 26, 2006 – Thermo Electron Corporation (NYSE: TMO) today reported revenue growth of 22% to $684 million in the first quarter of 2006, compared with $559 million in the 2005 quarter. Acquisitions (net of divestitures) increased revenues by 16%, and unfavorable currency translation reduced revenues by 4%. GAAP diluted earnings per share (EPS) were $.28 in the 2006 quarter, compared with $.30 in the year-ago period. GAAP earnings in the 2006 quarter reflect a $.02 impact from stock option expense for rules that became effective in 2006 and $.07 of increased amortization expense due to acquisitions. GAAP operating income in the first quarter of 2006 rose 14%, and GAAP operating margin for the period was 9.9%, versus 10.7% a year ago.

Adjusted EPS grew 34% to $.39 in the first quarter of 2006 (including $.02 of stock option expense), compared with $.29 in 2005 on a pro forma basis as if stock option expense had been recorded in that quarter. Adjusted operating income increased 58% in the 2006 quarter, and adjusted operating margin rose 320 basis points to 14.2%, from 11.0% in 2005 on a pro forma basis including stock option expense.

Adjusted EPS, adjusted operating income and adjusted operating margin are non-GAAP measures that exclude certain items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures."

First Quarter Highlights

- Revenues grew 22%
- Adjusted EPS rose 34%
- Adjusted operating margin increased 320 basis points
- Expanding mass spectrometry portfolio drives strong growth in Life and Laboratory Sciences
- Commodity materials and environmental end markets continue to be robust

"We're off to an excellent start in 2006, continuing our trend of strong growth in revenues and adjusted EPS, as well as significant expansion of our adjusted operating margin," said Marijn E. Dekkers, Thermo Electron president and chief executive officer. "The aggressive investments we've made to expand our breadth of technologies and services are enabling us to offer more complete solutions to the challenges our customers face in a variety of industries. This provides us with greater pricing opportunities at a time when our major end markets are strong.

"In life sciences, our expanding range of integrated laboratory technologies – from sample preparation and analysis to data interpretation – is helping to redefine research for our customers and is leading to accelerated growth in this part of our business. The unmatched strength and breadth of our laboratory capabilities was evident at last month's PITTCON® exhibition, where we introduced a host of important new products to strengthen our portfolio of solutions and reinforce our position as the world leader in analytical instruments. In industrial markets, where growth remains strong, demand for our comprehensive offering of environmental monitoring technologies is increasing as our customers prepare to meet strict new regulations around the world.

"Based on our solid first quarter performance and the strength in our markets, we are raising our 2006 guidance. For the full year, we now expect to achieve adjusted EPS of $1.68 to $1.73 (including $.10 per share of stock option expense), leading to a 14 to 18% increase over our pro forma 2005 results including stock option expense. We expect to report revenues in the range of $2.81 to $2.86 billion in 2006, for a 7 to 9% increase over last year, reflecting a more optimistic view of our growth potential and slightly more favorable currency translation."

In the following segment information, results identified as "adjusted" exclude stock option expense and other items described below under "Use of Non-GAAP Financial Measures."

Life and Laboratory Sciences

The Life and Laboratory Sciences segment reported that revenues grew 30% in the first quarter of 2006 to $512 million, compared with $393 million in 2005. GAAP operating income for the segment increased 10% in the quarter, and GAAP operating margin was 11.1%, versus 13.2% in the year-ago period. Adjusted operating income rose 52% in the 2006 quarter, and adjusted operating margin increased to 16.8%, compared with 14.4% in 2005.

Measurement and Control

Revenues in the Measurement and Control segment increased 4% to $172 million in the first quarter of 2006, compared with $166 million in the 2005 quarter. GAAP operating income for the segment rose 18% in the 2006 period, and GAAP operating margin was 12.7%, compared with 11.1% a year ago. Adjusted operating income grew 21% in the 2006 quarter, and adjusted operating margin increased to 14.2%, from 12.2% in 2005.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. Stock option expense has been excluded from adjusted segment results because management does not utilize that component of cost in evaluating the performance of the segments. For purposes of comparison, 2005 consolidated adjusted results reflect the pro forma effect of stock option expense as if it had been required in that period. We believe that the use of non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts.

For example:

We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities in connection with our Kendro acquisition. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

We exclude charges and tax effects related to the sale of inventories revalued at the date of acquisition, as we believe these charges are not indicative of our normal operating costs.

We exclude the expense and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 10 years. Our adjusted EPS estimate for 2006 excludes approximately $.40 of expense for the amortization of acquisition-related intangible assets for acquisitions completed to date. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

We also exclude certain gains/losses and related tax effects, benefits from tax credit carryforwards and the impact of significant tax audits or events, which are either isolated or cannot be expected to occur again with any regularity or predictability and that we believe are not indicative of our normal operating gains and losses. We exclude gains/losses from the sale of our equity interests in Newport Corporation and Thoratec Corporation, as well as other items such as the sale of a business or real estate, the early retirement of debt and discontinued operations. (We sold our remaining shares of Newport and Thoratec during the second quarter of 2005.)

Thermo's management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures of Thermo's results of operations included in this press release are not meant to be considered superior to or a substitute for Thermo's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables. Thermo's earnings guidance, however, is only provided on an adjusted basis. It is not feasible to provide GAAP EPS guidance because the items excluded, other than the amortization expense, are difficult to predict and estimate and are primarily dependent on future events, such as the impact of accounting principles not yet adopted and decisions concerning the location and timing of facility consolidations.

Conference Call

Thermo Electron will hold its earnings conference call today, April 26, at 9:00 a.m. Eastern time. To listen, dial 888-872-9028 within the U.S. or 973-633-6740 outside the U.S., and use passcode 6449366. You may also listen to the call live on the Web by visiting www.thermo.com. Click on "About Thermo," then "Investors." An audio archive of the call will be available in that section of our Website until Friday, May 26, 2006. You will also find this press release, including the accompanying reconciliation of non-GAAP financial measures, under the heading "Press Releases," and related information under the heading "Financial Reports," in the Investors section of our Website.

About Thermo Electron

Thermo Electron Corporation is the world leader in analytical instruments. Our instrument solutions enable our customers to make the world a healthier, cleaner and safer place. Thermo's

Life and Laboratory Sciences segment provides analytical instruments, scientific equipment, services and software solutions for life science, drug discovery, clinical, environmental and industrial laboratories. Thermo's Measurement and Control segment is dedicated to providing analytical instruments used in a variety of manufacturing processes and in-the-field applications, including those associated with safety and homeland security. For more information, visit www.thermo.com.

###

Consolidated Statement of Income (unaudited) (a)

(In thousands except per share amounts)	Three Months Ended April 1, 2006	% of Revenues	April 2, 2005	% of Revenues
Revenues	$ 684,287		$ 559,208	
Costs and Operating Expenses:				
Cost of revenues	371,663	54.3%	299,974	53.6%
Selling, general and administrative expenses	176,887	25.8%	156,087	27.9%
Amortization of acquisition-related intangible assets	25,561	3.8%	7,414	1.3%
Research and development expenses	38,737	5.7%	36,328	6.5%
Restructuring and other costs (income), net (c)	3,594	0.5%	(271)	0.0%
	616,442	90.1%	499,532	89.3%
Operating Income	67,845	9.9%	59,676	10.7%
Interest Income	3,532		3,336	
Interest Expense	(7,795)		(3,155)	
Other Income, Net	484		3,123	
Income from Continuing Operations Before Income Taxes	64,066		62,980	
Provision for Income Taxes	(20,447)		(17,397)	
Income from Continuing Operations	43,619		45,583	
Gain on Disposal of Discontinued Operations (net of income tax provision of $1,926 in 2006 and $2,238 in 2005)	3,287		3,273	
Net Income	$ 46,906	6.9%	$ 48,856	8.7%
Earnings per Share from Continuing Operations:				
Basic	$ .27		$ .28	
Diluted	$ .26		$ .28	
Earnings per Share:				
Basic	$ .29		$ .30	
Diluted	$ .28		$ .30	
Weighted Average Shares:				
Basic	163,044		160,957	
Diluted	166,982		164,730	

Reconciliation of Adjusted Operating Income and Adjusted Operating Margin

GAAP Operating Income (a)	$ 67,845	9.9%	$ 59,676	10.7%
Restructuring and Other Costs (Income), Net (c)	3,594	0.5%	(271)	0.0%
Pro Forma Stock Option Compensation Expense	-	0.0%	(5,332)	-1.0%
Amortization of Acquisition-related Intangible Assets	25,561	3.8%	7,414	1.3%
Adjusted Operating Income (b)	$ 97,000	14.2%	$ 61,487	11.0%

Reconciliation of Adjusted Net Income

GAAP Net Income (a)	46,906	6.9%	48,856	8.7%
Restructuring and Other Costs (Income), Net (c)	3,594	0.5%	(271)	0.0%
Pro Forma Stock Option Compensation Expense	-	0.0%	(5,332)	-1.0%
Amortization of Acquisition-related Intangible Assets	25,561	3.8%	7,414	1.3%
Provision for Income Taxes (d)	(7,967)	-1.2%	(388)	0.0%
Discontinued Operations, Net of Tax	(3,287)	-0.5%	(3,273)	-0.6%
Adjusted Net Income (b)	64,807	9.5%	47,006	8.4%

Reconciliation of Adjusted Earnings per Share

GAAP EPS (a)	$ 0.28	$ 0.30
Restructuring and Other Costs (Income), Net of Tax (c)	0.03	-
Pro Forma Stock Option Compensation Expense, Net of Tax	-	(0.02)
Amortization of Acquisition-related Intangible Assets, Net of Tax	0.10	0.03
Discontinued Operations, Net of Tax	(0.02)	(0.02)
Adjusted EPS (b)	$ 0.39	$ 0.29

(e) "GAAP" (reported) results were determined in accordance with U.S. generally eccepted accounting principles (GAAP).

(b) Adjusted results are non-GAAP meesures and exclude amortizetion of acquisition-related intangible essets; restructuring and other costs (income), net (see note c for details); the tax consequences of the preceding items (see note d for details); end results of discontinued operetions. In 2005, adjusted results include pro forme stock option compensation expense. In 2006, stock option expense is included both reported end adjusted results es follows: cost of revenues $583; selling, general and edministrative expenses $4,456; and research end development expenses $304.

(c) Reported results in 2006 and 2005 include restructuring end other costs (income), net, consisting principally of severance, ebendoned facility end other expenses of real estete consolidetion, net of net gains on the sale of product lines end abandoned facilities.

(d) Reported provision for income taxes includes $7,967 end $2,254 of incremental tax benefit in 2006 and 2005, respectively, for the items in (b) through (c). Adjusted provision for income taxes in 2005 includes $1,866 of tax benefits for the pro forme stock option compensation expense.

Segment Data (e)(f)(g)

(In thousands except percentage amounts)	Three Months Ended April 1, 2006	% of Revenues	April 2, 2005	% of Revenues
Life and Laboratory Sciences				
Revenues	$ 512,355		$ 393,305	
Reconciliation of Adjusted Operating Income and Adjusted Operating Margin				
GAAP Operating Income	56,757	11.1%	51,830	13.2%
Restructuring and Other Costs (Income), Net (h)	3,046	0.6%	(1,734)	-0.5%
Stock Option Compensation Expense	2,252	0.4%	-	0.0%
Amortization of Acquisition-related Intangible Assets	24,095	4.7%	6,614	1.7%
Adjusted Operating Income	$ 86,150	16.8%	$ 56,710	14.4%
Measurement and Control				
Revenues	$ 171,932		$ 165,903	
Reconciliation of Adjusted Operating Income and Adjusted Operating Margin				
GAAP Operating Income	21,752	12.7%	18,360	11.1%
Restructuring and Other Costs, Net (h)	540	0.3%	1,034	0.6%
Stock Option Compensation Expense	643	0.4%	-	0.0%
Amortization of Acquisition-related Intangible Assets	1,464	0.8%	799	0.5%
Adjusted Operating Income	$ 24,399	14.2%	$ 20,193	12.2%

(e) GAAP operating income and GAAP operating margin were determined in accordance with U.S. generally accepted accounting principles.

(f) Adjusted operating income and adjusted operating margin are non-GAAP measures and exclude the items in notes (c) and (d); amortization of acquisition-related intangible assets; and for the segments, stock option compensation expense.

(g) Depreciation expense in 2006 was $7,933 at Life and Laboratory Sciences, $2,125 at Measurement and Control and $11,759 Consolidated. Depreciation expense in 2005 was $6,779 at Life and Laboratory Sciences, $2,416 at Measurement and Control and $10,152 Consolidated.

(h) Includes items described in note (c).

Condensed Consolidated Balance Sheet (unaudited)

(In thousands)	Apr. 1, 2006	Dec. 31, 2005
Assets		
Current Assets:		
Cash and cash equivalents	$ 230,792	$ 214,326
Short-term available-for-sale investments	79,761	80,661
Accounts receivable, net	542,929	565,564
Inventories	381,502	359,392
Other current assets	142,154	133,957
	1,377,138	1,353,900
Property, Plant and Equipment, Net	283,106	280,654
Acquisition-related Intangible Assets	425,468	450,740
Other Assets	203,954	200,080
Goodwill	1,950,988	1,966,195
	$ 4,240,654	$ 4,251,569
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term obligations and current maturities of long-term obligations	$ 91,247	$ 130,137
Other current liabilities	590,497	626,334
Current liabilities of discontinued operations	34,823	35,191
	716,567	791,662
Long-term Deferred Income Taxes and Other Long-term Liabilities	180,829	197,965
Long-term Obligations:		
Senior notes	381,285	380,542
Subordinated convertible obligations	77,234	77,234
Other	10,691	10,854
	469,210	468,630
Total Shareholders' Equity	2,874,048	2,793,312
	$ 4,240,654	$ 4,251,569